AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

03007113

SUPPL

03 MAR -4 AM 7:21

11 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 February 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1 (b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/6

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **05-02-2003 05:32:08 PM**
Reference No **AA-030205-45F66**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad hereby announce that as at the date hereof :

i) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress;

ii) as announced on 30 January 2003, the Company had obtained the approval of its shareholders at the extraordinary general meeting held on 30 January 2003 for the proposed corporate and debt restructuring exercises for the Group under the Proposed GWRS;

iii) the High Court of Malaya has on 30 January 2003 granted an order pursuant to section 176 (3) of the Companies Act, 1965, sanctioning the proposed scheme of arrangement of Amsteel Corporation Berhad with its scheme creditors; and

iv) the High Court of Malaya has also on 30 January 2003 granted an order pursuant to section 176 (3) of the Companies Act, 1965, sanctioning the proposed scheme of arrangement between Silverstone Berhad (a 52.27% owned subsidiary of the Company) and its shareholders to reorganise the share capital of Silverstone Berhad to facilitate the proposed acquisition by Angkasa Marketing Berhad of 100% equity interest in Silverstone Berhad.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

5 FEB 2003